Hinckley Allen Snyder LLP

ATTORNEYS AT LAW

1500 Fleet Center

Providence, RI 02903-2393

TEL: 401.274.2000

FAX: 401.277.9600

www.haslaw.com

March 28, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

ATTENTION: Mark Webb, Legal Branch Chief

 United States Securities and Exchange Commission

 Division of Corporation Finance (the “Division”)

Re:	Registration on Form S-3 of Bancorp Rhode Island, Inc.
Filed on February 23, 2005 (File No. 333-122968)

Dear Mr. Webb:

This letter sets forth the response of Bancorp Rhode Island, Inc., a Rhode Island corporation (the “Company”), to the Division’s comment letter dated March 22, 2005 with respect to the Registration Statement on Form S-3 filed on February 23, 2005 (the “Registration Statement”) and the Prospectus (the “Prospectus”) set forth therein. Enclosed is one copy of Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), marked to indicate changes made since the original filing. The following paragraphs are numbered to correspond to the numbered paragraphs in the comment letter. Capitalized terms used herein and not otherwise defined have the meanings specified in the Registration Statement.

1. The “Our Growth” subsection, now entitled “Our Growth and Profitability,” has been revised as requested to provide more balanced financial information, while retaining data regarding the Company’s growth which we and the underwriters believe is useful to potential investors. Please note in this regard the deletion of compound annual growth rates, the addition of an explanation regarding the decrease in the Company’s net income and earnings per share in 2003, and the addition of return on average assets and return on average equity data both for the five-year period and between 2003 and 2004.

2. Please note the addition of language at the end of the “Expanding Our Branch Network” portion of the “Our Business Strategy” section, which now includes reference to the Company’s plans to open a traditional branch in Pawtucket, Rhode Island in early 2006. The Pawtucket location is the third branch included as part of the “2005-2006 Expansion” graphic on the branch map set forth on the inside cover of the Prospectus.

3. As I discussed with Mr. Lyon in our recent teleconference regarding certain portions of the Division’s comment letter, information regarding the Company’s proposed acquisition of the operating assets of a privately held lease financing business was included in the Registration Statement, since it involves the Company’s proposed entry into a new line of business. Based on the relatively small size of the transaction, the Company does not view this proposed transaction as material to the operation of the Bank’s business. However, other banks who have entered the leasing business have had both positive and negative experiences. In view of this fact, the Company determined it should disclose the Bank’s plans to enter into this line of business, albeit through an extremely small acquisition. In this context it is the nature and size of the business which are material to

Hinckley Allen Snyder LLP

Securities and Exchange Commission

March 28, 2005

investors, not the name of the leasing company. As of the date hereof, the Company and the leasing company have only entered into a non-binding (except for binding confidentiality covenants) letter of intent, and the parties have not executed a definitive acquisition agreement. Consistent with the recent amendments to the Rule 8-K disclosure regime, even if the Company deemed the proposed transaction material, disclosure at this (letter of intent) stage would not be required.

As discussed with Mr. Lyon in our recent teleconference, the Company is legally bound to confidentiality covenants under the letter of intent, covenants which, if violated, could cause significant disruption and harm to the operation of the leasing company’s business in the event the transaction is not consummated. The leasing company relies on financing from certain lenders which possess a security interest in the leasing company’s assets. If the identity of the leasing company is disclosed, and the acquisition transaction is not consummated, the leasing company’s relationships with such lenders could suffer.

In recognition of both the legal restrictions cited above and the potential negative impact on the continued operation of the leasing company’s business, we believe the potential value to investors from the disclosure of the leasing company’s identity would be vastly outweighed by the potential damage to the leasing company’s business if the transaction is not consummated. Accordingly, we would request that the “Recent Developments” section remain unchanged from the original Registration Statement filing. Of course, we would be willing to provide the identity of the leasing company to the Division supplementally.

4. As requested, the description of the Company’s use of proceeds from the offering has been modified in both the “Offering” and “Use of Proceeds” sections of the Prospectus. As such sections now indicate, the Company intends to retain net proceeds from the offering at the Company level for general business purposes, and will downstream such proceeds to the Bank as necessary to provide capital to support asset growth and continued expansion of the Bank’s business, including the addition of branches. As discussed with Mr. Lyon and as disclosed under the “Risk Factors,” new branches are usually not immediately profitable. The additional capital will be available to support the branch expansion during the ramp-up period associated with new branches.

5. As requested, the preamble to the “Risk Factors” section of the Prospectus has been modified to delete references to “additional” or other risks facing the Company. Please note that, although not an official comment to the initial Registration Statement filing, in response to Mr. Lyon’s comments during our recent teleconference, we have also modified the “Special Note Regarding Forward Looking Statements” section by deleting the bulleted items described as “significant risks, assumptions and uncertainties”. These risks are already adequately described in the “Risk Factors” section.

6. As requested, we have deleted risk factors that do not describe a risk particular to the Company or its industry. We have also quantified the specific interest rate risk facing the Company by modifying the Risk Factor entitled “Fluctuations in interest rates could adversely impact our net interest margin,” to reflect the effect of such risk using the Bank’s net interest income simulation model. Of the Risk Factors we retained in the enclosed Amendment, we have reviewed each one to determine whether such Risk Factors are particular to the Company, and in certain cases involving industry specific risks, have indicated whether the Company’s exposure to such risks is unique.

7. The section of the Prospectus entitled “Legal Matters,” has been modified to reflect the office location of Hinckley, Allen & Snyder LLP.

8. The section of the Prospectus entitled “Documents Incorporated By Reference” has been modified to reflect both the addition of the Amendment No. 1 to Form 10-K on Form 10-K/A filed with the Division on the date hereof and the deletion of the reference to the April 13, 2004 Proxy Statement.

Hinckley Allen Snyder LLP

Securities and Exchange Commission

March 28, 2005

The enclosed Amendment reflects additional revisions, which are summarized as follows:

•	Revisions to the assumed offering price, which is now $36.82, the closing price of the Company’s stock on March 24, 2005;

•	The addition of Keefe, Bruyette & Woods as an underwriter, and necessary revisions to the “Underwriting” and other sections consistent therewith;

•	Revisions to the net proceeds, capitalization, and other calculations based on a $36.82 assumed offering price;
•	Revisions to the beneficial ownership data set forth in the section entitled “Security Ownership of Management and Certain Beneficial Owners” through March 15, 2005;

•	Revisions to Item 14 to reflect an increase in estimated legal fees and expenses; and

•	Other minor typographical revisions.

The Company anticipates requesting acceleration of the effective date of the Registration Statement, as amended by the enclosed Amendment, following a brief marketing period.

If you have any questions regarding these responses or the enclosures, please call the undersigned or Todd Gleason at 401-274-2000.

Very truly yours,

/s/ Margaret D. Farrell

Margaret D. Farrell

MDF/sb

cc:	David Lyon, Senior Financial Analyst
Merrill Sherman, President and Chief Executive Officer
Albert R. Rietheimer, Chief Financial Officer
Todd M. Gleason, Esq.